UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                                  STRATABASE
                       -----------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                     855699
                            -------------------------
                                  (CUSIP Number)

                                David Lubin, Esq.
                     c/o Ehrenreich, Eilenberg & Krause, LLP
                         11 East 44th Street, 17th floor
                               New York, NY 10017
                                 (212) 986-9700
                                ----------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   May 1, 2002
                   -------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box
__.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 855699                   Stratabase                    Page 2 of 5


1.    NAME  OF  REPORTING  PERSONS
      S.S.  OR  I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS

      New Horizons L.P.


2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (a)  [  ]
                                                                 (b)  [  ]

3.    SEC  USE  ONLY

4.    SOURCE  OF  FUNDS
      N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ___

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       New York

  NUMBER OF       7.   SOLE  VOTING  POWER             718,000  shares
   SHARES         8.   SHARED  VOTING  POWER                 0
BENEFICIALLY      9.   SOLE  DISPOSITIVE  POWER        718,000  shares
OWNED BY EACH    10.   SHARED  DISPOSITIVE  POWER            0
  REPORTING
PERSON  WITH


11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                718,000 shares

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES*  ___

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      9.3%

14.   TYPE  OF  REPORTING  PERSON
       PN

                      See Instructions Before Filling Out

AMENDMENT NO. 3 TO SCHEDULE 13D

     This is Amendment No. 3 to the Statement on Schedule 13D filed by New Horizons L.P. (the "Reporting Person") with respect to the common stock, par value $.001 per share (the "Shares"), of Stratabase, a Nevada corporation (the "Issuer"), dated November 10, 1999, as amended by Amendment No. 1 dated August 12, 2001 and Amendment No. 2 dated November 27, 2001.

ITEM  3.        SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

Item  3  is  hereby  amended  to  add  the  following:

          On May 1, 2002, the Reporting Person sold an aggregate of 77,000 Shares in a series of open market transactions as follows: 44, 000 Shares were sold at $1.50; 17,000 Shares were sold at $1.51; 5,000 Shares were sold at $1.52; 9,000 Shares were sold at $1.53; and 2,000 Shares were sold at $1.55. The foregoing prices do not include any applicable brokers' commissions.


ITEM  5.        INTEREST  IN  SECURITIES  OF  THE  ISSUER.

Item  5  is  hereby  amended  and  restated  to read in its entirety as follows:

(a) The Reporting Person is the beneficial owner of 717,000 Shares, or approximately 9.3% of the issued and outstanding shares of common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares of common stock of the Issuer currently owned by it.

(c) The following table sets forth all the transactions in the Shares of the Issuer effected by the Reporting Person during the last 60 days. All such transactions were open market sales effected on the Nasdaq Over-the-Counter Bulletin Board.

All  of  the  following  open  market  sales  were  consummated  on May 1, 2002.


            Number  of  Shares          Price  per  Share*
            ------------------          -----------------

                44,000                         $  1.50
                17,000                         $  1.51
                 5,000                         $  1.52
                 9,000                         $  1.53
                 2,000                         $  1.55


     *  Does  not  include  brokers'  commissions.

     Except for the foregoing transactions, the Reporting Person has not effected any transactions in the Shares for the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale ofr, the Shares reported above in this Item 5.

(e)  Not  applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to the Statement is true, complete and correct.


Date:  May  6,  2002



                                        NEW  HORIZONS  L.P.
                                        By:  Soros  Inc.,  its  general  partner


                                         /s/  Joseph  MacDonald
                                        ---------------------------
                                        Joseph  MacDonald,  president